  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 20, 1997
                                                 REGISTRATION NO. 333-
==============================================================================


              SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549




              REGISTRATION STATEMENT ON FORM S-3

                             UNDER

                  THE SECURITIES ACT OF 1933

             ------------------------------------


                   FAMILY GOLF CENTERS, INC.
    (Exact Name of Registrant as Specified in its Charter)


                  Delaware                                11-3223246
 (State or jurisdiction of incorporation   (I.R.S. Employer Identification No.)
            or organization)

                              Family Golf Centers, Inc.
                                225 Broadhollow Road
                              Melville, New York 11747
                                   (516) 694-1666
  (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                       Dominic Chang, Chief Executive Officer
                              Family Golf Centers, Inc.
                                225 Broadhollow Road
                              Melville, New York 11747
                        (516) 694-1666 / (516) 694-0918 (Fax)
          (Name, Address, Including Zip Code, and Telephone Number,
                Including Area Code, of Agent For Service)

                                 Copies to:

                            Kenneth R. Koch, Esq.
                Squadron, Ellenoff, Plesent & Sheinfeld, LLP
                              551 Fifth Avenue
                          New York, New York  10176
                    (212) 661-6500/ (212) 697-6686 (Fax)

APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

IF THE ONLY SECURITIES BEING REGISTERED ON THIS FORM ARE BEING OFFERED PURSUANT TO DIVIDEND OR INTEREST REINVESTMENT PLANS, PLEASE CHECK THE FOLLOWING BOX. [ ]

IF ANY OF THE SECURITIES BEING REGISTERED ON THIS FORM ARE TO BE OFFERED ON A DELAYED OR CONTINUOUS BASIS PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933, OTHER THAN SECURITIES OFFERED ONLY IN CONNECTION WITH DIVIDEND OR INTEREST REINVESTMENT PLANS, CHECK THE FOLLOWING BOX. [X]

IF THIS FORM IS FILED TO REGISTER ADDITIONAL SECURITIES FOR AN OFFERING PURSUANT TO RULE 462(B) UNDER THE SECURITIES ACT, PLEASE CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. [ ] _____________

IF THIS FORM IS A POST-EFFECTIVE AMENDMENT FILED PURSUANT TO RULE 462(C) UNDER THE SECURITIES ACT, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. [ ] ________________.

IF DELIVERY OF THE PROSPECTUS IS EXPECTED TO BE MADE PURSUANT TO RULE 434, PLEASE CHECK THE FOLLOWING BOX. [ ]



                                          CALCULATION OF REGISTRATION FEE
=============================================================================================================================
                                                                  PROPOSED
                                                                  MAXIMUM
                                                               OFFERING PRICE         PROPOSED MAXIMUM
TITLE OF EACH CLASS OF                  AMOUNT TO BE                PER              AGGREGATE OFFERING          AMOUNT OF
SECURITIES TO BE REGISTERED             REGISTERED(1)             SHARE(2)                PRICE(2)           REGISTRATION FEE
--------------------------------  ------------------------- --------------------  ------------------------  -------------------
Common Stock, par value               1,163,237 shares             $27.4375            $31,916,315.19            $9,671.61
$.01 per share
================================  ========================= ====================  ========================  ===================

(1) Registration Statement covers, in addition, such indeterminable number of shares of Common Stock as may be issued on the exercise or conversion of the Warrants by reason of adjustment of their respective exercise prices upon certain contingencies. Since such additional Common Stock, if issued, will be issued for no additional consideration, no registration fee is required.

(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended (the "Securities Act") on the basis of high and low bid prices of the registrants Common Stock on the Nasdaq National Market on November 17, 1997.

                      ----------------------------------------


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

==============================================================================

PROSPECTUS           SUBJECT TO COMPLETION, DATED NOVEMBER 20, 1997

                              FAMILY GOLF CENTERS, INC.


                          1,163,237 Shares of Common Stock




         This Prospectus relates to the offering that may be made from time to time of up to 1,163,237 shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock"), of Family Golf Centers, Inc., a Delaware corporation (the "Company"), by, or for the accounts of, the holders thereof (the "Selling Security Holders"). See "Selling Security Holders." Of the 1,163,237 Shares being offered hereby, 293,600 are issuable upon the exercise of certain warrants issued by the Company in connection with the Company's public offering in December 1995 (the "Underwriters' Warrants") at $26.50 per share and 55,537 are issuable upon the exercise of certain warrants issued in connection with the Company's acquisition of Leisure Complexes, Inc. in July 1997 at $20.25 per share (the "Acquisition Warrants," and together with the Underwriters' Warrants, the "Warrants").

         The Common Stock is quoted on the Nasdaq National Market(R) (the "Nasdaq National Market") under the symbol "FGCI." On November 17, 1997, the last sale price of the Common Stock as reported by the Nasdaq National Market was $27.50 per share.

         SEE "RISK FACTORS" BEGINNING ON PAGE 5 HEREIN FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY POTENTIAL INVESTORS.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         The Shares may be sold from time to time by the Selling Security Holders or their transferees. No underwriting arrangements have been entered into by the Selling Security Holders as of the date hereof. The distribution of the Shares by the Selling Security Holders may be effected in one or more transactions that may take place in the over-the-counter market, including ordinary broker's transactions, privately negotiated transactions, or through sales to one or more dealers for resale of such Shares as principals, at prevailing market prices at the time of sale, prices related to such prevailing market prices, or negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions will be paid by the Selling Security Holders in connection with sales of the Shares. To the extent required, the number of Shares to be sold, the name of the Selling Security Holder, the purchase price, the name of any agent or broker, and any applicable commissions, discounts or otherwise constituting compensation to such agents or brokers with respect to a particular offering will be set forth in a supplement or supplements to this Prospectus (each, a "Prospectus Supplement").
See "Plan of Distribution."

         The Company will receive proceeds upon the exercise of the Warrants, but will not receive any proceeds from the sale of the Shares. By agreement with the Selling Security Holders, the Company will pay all of the expenses incident to the registration of the Shares under the Securities Act (other than agent's commissions and discounts), estimated to be approximately $50,000.

         The Selling Security Holders, and any broker-dealers or agents through whom the Shares are sold, may be deemed "underwriters" within the meaning of the Securities Act with respect to securities offered by them, and any profits realized or commissions received by them may be deemed underwriting compensation.

                The date of this Prospectus is November 20, 1997

                             AVAILABLE INFORMATION


         The Company has filed with the Securities and Exchange Commission (the "Commission"), 450 Fifth Street, N.W., Washington, D.C. 20549, a Registration Statement (the "Registration Statement") under the Securities Act with respect to the offering and sale from time to time of the Shares. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto, as permitted by the rules and regulations of the Commission. For further information, reference is made to the Registration Statement and to the exhibits filed therewith. Statements contained in this Prospectus as to the contents of any contract or other document which has been filed or incorporated by reference as an exhibit to the Registration Statement are qualified in their entirety by reference to such exhibits for a complete statement of their terms and conditions. Additionally, the Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements, and other information statements with the Commission. Copies of such materials may be inspected without charge at the offices of the Commission, and copies of all or any part thereof may be obtained from the Commission's public reference facilities at 450 Fifth Street, N.W., Washington D.C. 20549 or at the regional offices of the Commission located at 7 World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, upon payment of the fees prescribed by the Commission. In addition, the Commission maintains a Web Site that contains reports, proxy and information statements and other information regarding the Company (http://www.sec.gov). The Common Stock is quoted on the Nasdaq National Market under the symbol "FGCI." Reports and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


         Incorporated herein by reference and made a part of this Prospectus are the following: (1) the Company's Annual Report on Form 10-K, for the fiscal year ended December 31, 1996; (2) the Company's Proxy Statement on Schedule 14A filed with the Commission on April 30, 1997; (3) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997; (4) the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997; (5) the Company's Current Report on Form 8-K, dated June 30, 1997; (6) the Company's Current Report on Form 8-K dated July 25, 1997, as amended; (7) the Company's Current Report on Form 8-K, dated October 6, 1997; (8) the Company's Current Report on form 8-K dated October 16, 1997; (9) the Company's Current Report on Form 8-K dated November 14, 1997; (10) the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 and (11) the description of the Common Stock which is registered under Section 12 of the Exchange Act, contained in the Company's Registration Statement on Form 8-A dated November 8, 1994. All documents subsequently filed by the Company with the Commission pursuant to
Section 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made hereby will be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in any document incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. All information appearing in this Prospectus is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the documents incorporated herein by reference, except to the extent set forth in the immediately preceding statement.

         The Company will provide without charge to each person who receives a Prospectus, upon written or oral request of such person, a copy of the information that is incorporated by reference herein (not including exhibits to the information that is incorporated by reference herein). Requests for such information should be directed to: Family Golf Centers, Inc., 225 Broadhollow Road, Melville, New York 11747; Attention: Chief Executive Officer. The Company's telephone number is: (516) 694-1666.

               SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

         Certain statements included or incorporated by reference into this Prospectus constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following general economic and business conditions: the Company's indebtedness; changes in business strategy or development plans; competitive factors in the industry, including additional competition from existing competitors or future entrants to the industry; social and economic conditions; availability, terms and deployment of capital; local, state and federal regulations; availability of qualified personnel; and other factors referenced in this Prospectus and in the Company's filings with the Commission.

                                  THE COMPANY

         The following summary is qualified in its entirety by reference to the more detailed information and the financial statements and the related notes appearing elsewhere in this Prospectus or incorporated herein by reference. Each prospective investor is urged to read this Prospectus in its entirety. Investment in the securities offered hereby involves a high degree of risk. See "Risk Factors."

BUSINESS

         The Company is a leading consolidator and operator of golf centers in the United States. The Company's golf centers are designed to provide a wide variety of practice opportunities, including facilities for driving, chipping, putting, pitching and sand play. In addition, the Company's golf centers typically offer full-line pro shops, golf lessons instructed by PGA-certified golf professionals and other amenities such as miniature golf and snack bars to encourage family participation. The Company has a proven track record of successfully identifying, acquiring and integrating golf centers, having grown from one golf facility in 1992 to 51 as of October 31, 1997. As a result, the Company has increased revenues from $2.6 million in 1993 to $55.5 million for the twelve months ended September 30, 1997, and increased earnings per share from a loss of $0.23 in 1993 to a profit of $0.75 for the twelve months ended September 30, 1997.

RECENT DEVELOPMENTS

         In addition to pursuing its activities as a consolidator and operator of golf centers, the Company has identified the ice rink industry as having a number of industry and operational dynamics similar to those of the golf center industry. The Company intends to apply the skills and resources it has used in the golf center industry to capitalize on such similarities by selectively constructing, or acquiring and enhancing, ice rinks over the next twelve months. In addition, the Company expects to selectively augment certain of its existing golf centers with sports and entertainment amenities including ice rinks, video and virtual reality games, children's rides, batting cages and other entertainment activities to create family sports supercenters (the "Family Sports Supercenters"). The Company believes that the addition of these facilities expands on the Company's concept of family-oriented sports entertainment, improves utilization by adding additional sources of revenues, attracts a more diversified base of customers, increases visitation and per capita spending and has the added benefit of being counter-seasonal to the Company's core golf business.

         In July 1997, the Company acquired Leisure Complexes, Inc. ("LCI"), the operator of a family sports and entertainment supercenter which includes a golf center, an 18-hole executive golf course, an ice rink and additional family amusements, such as video and virtual reality games, a Lasertag arena, children's rides, batting cages, an I-werks Motion Master Theatre, a 48-lane bowling center, restaurants and an 18,000 square foot conference center. LCI also owns and operates seven stand-alone bowling centers. In addition, in September 1997, the Company acquired an ice rink facility which includes a National Hockey League regulation-size ice rink and an additional half rink.

         On November 17, 1997 the Company consummated the sale of six of the seven stand-alone bowling centers it acquired in connection with its acquisition of LCI. Proceeds from the sale consist of $15.5 million in cash, which the Company intends to use to repay existing indebtedness, in the amount of $10,000,000, with the remaining balance to be used for working capital and to pay deferred corporate income taxes arising from this transaction.

         The Company's principal executive offices are located at 225 Broadhollow Road, Melville, New York 11747 and its telephone number is (516) 694-1666. The Company's World Wide Web address is http://www.familygolf.com.

                                  RISK FACTORS

         Prospective investors should carefully consider the specific factors set forth below, as well as the other information included in this Prospectus, before deciding to invest in the Shares offered hereby.

LEVERAGE, DEBT SERVICE AND COVENANTS

         As of October 31, 1997, the Company had approximately $131.5 million aggregate principal amount of indebtedness outstanding. The Company's level of indebtedness requires that a significant amount of its cash flow from operations be applied to debt service, and there can be no assurance that the Company's operations will generate sufficient cash flow to service this indebtedness. Borrowings under the Company's $20.0 million credit facility (the "Credit Facility"), of which no balance was outstanding as of October 31, 1997, and approximately $27.0 million of term debt (the "Term Debt") incurred in connection with the Company's acquisition of LCI, of which $26.8 million was outstanding as of October 31, 1997, are at variable rates of interest, which subjects the Company to fluctuations in interest rates.

         The Credit Facility and the Term Debt include covenants that restrict the operational and financial flexibility of the Company, including a limit on the number of facilities that the Company may construct in any rolling twelve month period and restrictions on indebtedness, liens, acquisitions and other significant actions. Failure to comply with certain covenants would, among other things, permit the Company's lenders to accelerate the maturity of the obligations thereunder and could result in cross-defaults permitting the acceleration of debt under other Company agreements. In addition, the Company is required to maintain certain financial ratios.

EXPANSION STRATEGY AND NEW STRATEGY

         The Company's ability to significantly increase revenues, operating cash flow and net income over time depends in large part upon its success in acquiring and improving or leasing or constructing additional facilities at suitable locations upon satisfactory terms. There can be no assurance that suitable facility acquisition or lease opportunities will be available or that the Company will be able to consummate acquisition or leasing transactions on satisfactory terms. The acquisition of facilities may become more expensive in the future to the extent that demand and competition increase. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the construction and opening of new facilities and improvements to existing facilities, including delays in obtaining required permits.

         To successfully implement its expansion strategy, the Company must integrate acquired or newly opened facilities into its existing operations, which may necessitate the implementation of enhanced operational and financial systems and may require additional employees and management, operational, financial and other resources. As part of its strategy, the Company has recently entered the ice rink and Family Sports Supercenter industries, in which the Company has only limited experience and which involve all the risks commonly associated with the establishment of new lines of business. As the Company grows, there can be no assurance that additional facilities can be readily assimilated into the Company's operating structure. The Company's inability to efficiently integrate facilities or to successfully enter the ice rink and Family Sports Supercenter industries could have a material adverse effect on the Company's financial condition and results of operations. In addition, a number of the facilities which the Company has acquired have, and facilities it may acquire in the future may have, experienced losses. On a pro forma basis, giving effect to the acquisitions consummated after January 1, 1996 as if they had occurred as of January 1, 1996, the Company had net income of $2.4 million (as compared to net income of $5.2 million on a historical basis) for the year ended December 31, 1996 and pro forma net income of $8.9 million (as compared to net income of $8.9 million on a historical basis) for the nine months ended September 30, 1997. As a result of the timing of the Company's acquisitions, the seasonality of the acquired businesses, the expansion of the Company's business to include ice rinks and Family Sports Supercenters and other factors, the Company's historical, pro forma and trailing twelve month results of operations referred to herein are not necessarily indicative of future results. There can be no assurance that facilities recently acquired by the Company or those that the Company may acquire in the future will operate profitably and will not adversely affect the Company's results of operations.

DEPENDENCE ON THE GOLF INDUSTRY

         Although the Company has begun expanding its business outside the golf industry, the Company is highly dependent on the golf industry, and the public's interest in utilizing golf practice centers, for the generation of its revenues and earnings. Activities such as golf have, in the past, been susceptible to increases and decreases in popularity that have materially affected the financial condition and results of operations of companies dependent on such activities, and there can be no assurance that the golf industry will not suffer a material decrease in popularity, which would result in a material adverse effect on the Company's business and operations. In addition, customer spending on activities such as golf is generally considered to be discretionary spending, which may be significantly decreased as a result of regional or national economic downturns.

VULNERABILITY TO WEATHER CONDITIONS AND SEASONAL RESULTS

         Historically, the second and third quarters of the year have accounted for a greater portion of the Company's revenues than have the first and fourth quarters of the year. This is primarily due to an outdoor playing season limited by weather. Although most of the Company's driving ranges are designed to be all-weather facilities, portions of the Company's facilities, including the miniature golf courses, are outdoors and vulnerable to weather conditions. In addition, golfers are less inclined to practice when weather conditions limit their ability to play golf on outdoor courses. The Company expects its expansion into ice rink facilities and Family Sports Supercenters to partially offset such seasonality. The timing of new center openings and acquisitions may also cause the Company's results of operations to vary significantly from quarter to quarter. Accordingly, period-to-period comparisons are not necessarily meaningful and should not be relied on as indicative of future results. In addition, variability in the Company's results of operations could cause the price of the Common Stock and Notes (as defined) to fluctuate following the release of interim results of operations or other information and may have a material adverse effect on the price of the Common Stock and Notes.

COMPETITION

         The golf center, ice rink and family entertainment industries are each highly competitive and include competition from other golf centers, traditional golf ranges, golf courses, other ice rinks and family entertainment outlets and other recreational pursuits. The Company may face imitation and other forms of competition and the Company cannot prevent or restrain others from utilizing a similar operational strategy. Many of the Company's competitors and potential competitors have considerably greater financial and other resources, experience and customer recognition than does the Company. The Company operates seven of its golf centers under the name "Golden Bear" pursuant to a non-exclusive license agreement (the "License Agreement") with Golden Bear Golf Centers, Inc. (the "Licensor"). Golden Bear Golf, Inc., an affiliate of the Licensor, is a competitor of the Company. The Licensor is permitted to establish, or license others to establish, "Golden Bear" golf centers that compete with the Company's golf centers, including the Company's Golden Bear Golf Centers. There can be no assurance that competition will not adversely affect the Company's business or ability to acquire additional properties. In addition, the Company's pro shop business faces competition from pro shops at golf courses and other golf centers or ice rinks, as the case may be, specialty retailers devoted to golf or skating equipment and apparel, sporting goods and department stores.

DEPENDENCE ON CERTAIN AGREEMENTS

         The future success of the business and operations of the Company is dependent, in part, upon certain key operating agreements, including its real property leases, management agreements with respect to certain municipal facilities and the License Agreement. The termination of any of these agreements may have a material adverse effect on the Company.

         After giving effect to renewal options none of the Company's leases, as of October 31, 1997, is expected to expire until October 31, 2001. However, the leases may be terminated prior to their scheduled expiration should the Company default in its obligations thereunder. The termination of any of the Company's leases could have an adverse effect on the Company. If any of the Company's leases were to be terminated, there can be no assurance that the Company would be able to enter into leases for comparable properties on favorable terms, or at all.

         The Company manages several facilities for municipalities pursuant to concession licenses, three of which are terminable at will by the licensor. The Company's concession license with the City of New York (the "City") for the Douglaston, New York golf center, which was entered into in 1994 and which expires on December 31, 2006, the concession license with the City for the Randall's Island, New York golf center, which was entered into in 1992 and which expires on March 1, 2007 and the concession license with the Metropolitan Transportation Authority for the Bronx, New York golf center, currently under construction, which was entered into in 1997 and which expires on December 31, 2009 (respectively, the "Douglaston License," "Randall's Island License" and "Bronx License"), are terminable at will. Pursuant to the Douglaston License and the Randall's Island License, the Company has made approximately $2.3 million and $1.4 million, respectively, of capital improvements. Pursuant to the Bronx License, the Company is obligated to make a minimum of $3.0 million of capital improvements. If any of these concession licenses are terminated, the licensor may retain, and is not obligated to pay the Company for the value of, such capital improvements. Unless reimbursed, for accounting purposes the Company would immediately have to write off the undepreciated value of these capital improvements and the goodwill related to its purchase of the limited partners' minority interest in the partnership which was party to the Douglaston License, both of which are currently being depreciated and amortized over the life of the relevant concession license. In addition, the Company's management agreement with the City of El Segundo for the El Segundo golf facility terminates on February 14, 1999. The Company intends to seek a renewal of this agreement.

         As of October 31, 1997, the Company operated seven of its 51 golf centers under the name "Golden Bear" pursuant to the License Agreement, expiring August 2002, with the Licensor. The License Agreement is terminable by the Licensor prior to August 2002 under certain circumstances, including if the current directors of the Company at any time constitute less than 50% of the Company's directors. The Company agreed to cure, and believes it has cured, an alleged default of the License Agreement (principally by making certain capital improvements by November 1996). Failure by the Company to cure the alleged default could result in the termination of the License Agreement. Termination of the License Agreement could adversely affect the Company's Golden Bear Golf Centers and, possibly, the Company. In addition, the value of the "Golden Bear" name is dependent, in part, upon the continued popularity of Jack Nicklaus. Accordingly, the occurrence of any event which diminishes the reputation of Mr. Nicklaus and the related "Golden Bear" symbol could adversely affect the Company's Golden Bear Golf Centers.

ADDITIONAL FINANCING REQUIREMENTS

         The Company anticipates, based on its currently proposed expansion plans and assumptions relating to its operations, that the net proceeds from its sale of $115 million aggregate principal amount of 5 3/4% convertible subordinated notes, due 2004 on October 16, 1997 and November 14, 1997 (the "Notes"), together with availability under the Credit Facility and cash flow from operations, will be sufficient to permit the Company to conduct its operations and to carry on its contemplated expansion through at least the next twelve months. The Company also anticipates that it will need to raise additional capital in the future to continue its longer term expansion plans. There can be no assurance that the Company will be able to obtain additional financing on favorable terms or at all.

ENVIRONMENTAL REGULATION

         Operations at the Company's facilities involve the use and limited storage of various hazardous materials such as pesticides, herbicides, motor oil, gasoline, heating oil and paint, as well as various chemicals used to create, refrigerate and maintain the ice at its ice rinks. Under various federal, state and local laws, ordinances and regulations, an owner or operator of real property is generally liable for the costs of removal or remediation of hazardous substances that are released on or in its property regardless of whether the property owner or operator knew of, or was responsible for, the release of hazardous materials. The Company has not been informed by any governmental authority of any non-compliance or violation of any environmental laws, ordinances or regulations and the Company believes that it is in substantial compliance with all such laws, ordinances and regulations applicable to its properties or operations. However, the Company is aware of one notice of violation issued by the New York State Department of Environmental Conservation against the owner of the land leased by the Company in Elmsford, New York alleging that certain hazardous materials were placed on the site. The owner has taken remedial action and the Company does not believe it will be affected by the alleged violation. As of October 31, 1997, the Company had not incurred material costs of remediation and the Company knows of no material environmental liability to which it may become subject. Although the Company usually hires environmental consultants to conduct environmental studies, including invasive procedures such as soil sampling or ground water analysis on facilities it owns, operates or intends to acquire, in some cases only limited invasive procedures are conducted on such properties and in a limited number of instances no environmental studies are conducted. Accordingly, there may be potential environmental liabilities or conditions of which the Company is not aware.

DEPENDENCE UPON KEY EMPLOYEE; RECRUITMENT OF ADDITIONAL PERSONNEL

         The Company is heavily dependent on the services of Dominic Chang, its Chairman of the Board, Chief Executive Officer and President. The loss of the services of Mr. Chang could materially adversely affect the Company. Mr. Chang has entered into an employment agreement with the Company which terminates on December 31, 1999. The Company owns, and is the sole beneficiary of, key person life insurance in the amount of $1.5 million on the life of Mr. Chang. In addition, it is an event of default under the Company's Credit Facility and Term Debt if Mr. Chang is not the Chairman of the Board and Chief Executive Officer of the Company and if he does not own at least 5% of the Company's outstanding Common Stock. The Company will also be required to hire additional personnel and professionals to staff the additional facilities it intends to acquire, lease or construct. There can be no assurance that the Company will be able to attract and retain qualified personnel.

CONTROL BY CURRENT STOCKHOLDER

         As of October 31, 1997, Dominic Chang beneficially owned 2,519,334 shares of Common Stock, constituting approximately 19.6% of such outstanding shares. Mr. Chang is, therefore, able to exercise significant influence with respect to the election of the directors of the Company and all matters submitted to a vote of the stockholders of the Company.

PREFERRED STOCK; POSSIBLE ANTI-TAKEOVER EFFECTS OF CERTAIN CHARTER, BY-LAW AND CONTRACTUAL PROVISIONS

         The Company's Certificate of Incorporation authorizes the Board of Directors to issue up to 2,000,000 shares of preferred stock, $0.10 par value per share. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by stockholders. Although no preferred stock is currently outstanding and the Company currently has no plans for the issuance of any preferred stock, there can be no assurance that the Company will not do so in the future. The ability of the Board of Directors to issue preferred stock could have the effect of delaying, deferring or preventing a change of control of the Company or the removal of existing management and, as a result, could prevent the stockholders of the Company from being paid a premium over the market value for their shares of Common Stock. The Company's By-Laws contain provisions requiring advance notice of stockholder proposals and imposing certain procedural restrictions on stockholders wishing to call a special meeting of stockholders. Under the Credit Facility and the Term Debt, it is an event of default if Mr. Chang is not the Chairman of the Board, Chief Executive Officer and beneficial owner of at least 5% of the outstanding Common Stock of the Company. In addition, the Indenture with respect to the Notes gives the holders of the Notes the right to have such Notes redeemed if there is a Change of Control (as defined in the Indenture). The License Agreement may be terminated by the Licensor if members of the Company's Board of Directors, as of September 1995, do not constitute at least 50% of the Company's Board of Directors. Accordingly, such provisions could discourage possible future attempts to gain control of the Company (which attempts, if stockholders were offered a premium over the market value of their Common Stock, might be viewed as beneficial to stockholders).

VOLATILITY OF PRICE OF COMMON STOCK

         The trading price of the Company's Common Stock could be subject to fluctuations in response to variations in quarterly operating results, the gain or loss of significant contracts, changes in management, future announcements concerning the Company, general trends in the industry and other events or factors.

                                USE OF PROCEEDS

         The net proceeds to the Company from the exercise of the Warrants are estimated to be $7,472,667.50. The Company is unable to predict the time, if ever, when the Warrants will be exercised. Accordingly, it is expected that the net proceeds from the sale of the Shares underlying the Warrants will be used by the Company for general corporate purposes. The Company will not receive any proceeds from the sale of the Shares by the Selling Security Holders.

                            SELLING SECURITY HOLDERS

         The following table sets forth the ownership of the Common Stock by the Selling Security Holders as of the date such information was provided to the Company. Since the dates such information was provided to the Company, such information may have changed. Any or all of the Shares listed below may be offered for sale by the Selling Security Holders from time to time and therefore no estimate can be given as to the number of Shares that will be held by the Selling Security Holders upon termination of this offering (except that in each case, such number will represent less than 1% of the Common Stock outstanding, unless otherwise indicated ). The "Number of Shares of Common Stock Owned before the Offering" listed below includes the "Number of Shares Issuable upon Exercise of Warrants or Options" for each Selling Security Holder. Except as otherwise indicated, the Selling Security Holders listed in the table have sole voting and investment powers with respect to the Shares indicated.



                                                                                       NUMBER OF
                                                            NUMBER OF SHARES        SHARES ISSUABLE        NUMBER
                                                             OF COMMON STOCK        UPON EXERCISE OF         OF
                                                              OWNED BEFORE            WARRANTS OR          SHARES
        NAME OF SELLING SECURITY HOLDER                     THE OFFERING (21)           OPTIONS            OFFERED
        -------------------------------                    ------------------          ---------          --------
Alan R. Schriber (4)                                              1,041               208 (7)                833
Allison Flege (4)                                                 3,125               625 (7)              2,500
Andrew R. and Stephani Whittaker (2)                              6,356             6,356 (5)              6,356
Andromeda Agency, Inc. Profit Sharing Plan FBO
Howard L. Tomb (Howard L. Tomb, Trustee) (4)                      1,041               208 (7)                833
Arthur J. Calace, Jr. (4) (8) (20)                              170,834            16,804 (6)            170,834
B. Joel Stoudenmire (4)                                           3,946                     0              3,946
Carl Peyser (4) (9)                                               5,646               555 (6)              5,646
Carol Durkin (4)                                                 21,132             2,078 (6)             21,132
Carver Golf Enterprises, Inc. (3)                               109,200                     0            109,200
Charles F. Schierar Trust U/A dated 6/6/83                        1,041               208 (7)                833
Chris M. Mary Ellen Kanoff (2)                                    6,356             6,356 (5)              6,356
Christopher O'Connell (2)                                         6,444             6,444 (5)              6,444
Christopher Allick and Alice P. Allick                            6,356             6,356 (5)              6,356
Claude Lemieux                                                    4,167                     0              4,167
Curtis Burge, Trustee of Pension & Profit Plan; 401K
Trust dated 4/24/85 (4)                                           1,041               208 (7)                833
Daniel O. Conwill, IV (2)                                         6,356             6,356 (5)              6,356
David Wechsler (4) (10)                                           7,084         5,417 (7)(11)              1,667
David Handler (2)                                                 8,000             8,000 (5)              8,000
David P. and Wendie E. St. Jean (2)                               3,177             3,177 (5)              3,177
David L. Rose (2)                                                 5,730             5,730 (5)              5,730
Dominick and Mary E. DeBari (4)                                  10,003               984 (6)             10,003
Dr. Vincent W. Shiel, Trustee U/A of Trustee dated
1/18/89 (4)                                                       3,334               834 (7)              3,334
Dudley S. Taft (4)                                                2,084               417 (7)              1,667
Edward J. Malek (4)                                              14,200                     0             13,756
Estate of Roslyn Shervan (4)                                     10,003               984 (6)             10,003
Ronald G. Orloff Trustee for the Marc Steven Orloff
Irrevocable Living Trust (4)                                      5,001               492 (6)              5,001
FHM, Inc. (4)                                                       416                83 (7)                333
Frederick J. Caspar (4)                                           1,041               208 (7)                833
Gary Munafo (4)                                                   2,084               417 (7)              1,667
Michael Jonathan Chill (2)                                   8,765 (12)             6,765 (5)              6,765
Richard K. Abbe (2)                                         23,106 (13)            18,706 (5)             18,706
Jeffrey M. Berman (2)                                            18,705            18,705 (5)             18,705
Leo Abbe (2)                                                     18,706            18,706 (5)             18,706





                                                                                      NUMBER OF
                                                            NUMBER OF SHARES        SHARES ISSUABLE        NUMBER
                                                             OF COMMON STOCK        UPON EXERCISE OF         OF
                                                               OWNED BEFORE            WARRANTS OR          SHARES
        NAME OF SELLING SECURITY HOLDER                     THE OFFERING (22)           OPTIONS            OFFERED
        -------------------------------                    ------------------          ---------          --------
James M. Gould (4)                                                  416                83 (7)                333
Janet Rudnick (4)                                                10,003               984 (6)              8,133
Jay Haas (4)                                                      3,947                 0                  3,947
Jean Schiear Meier Trust U/A dated 6/7/72 (4)                     1,041               208 (7)                833
Jeff Rosenberg (4)                                                1,041               208 (7)                833
Jefferies & Company, Inc. (1)                                    61,707            61,707 (5)             61,707
Jeffrey C. Key (2)                                                4,000             4,000 (5)              4,000
Jeffrey Kent Weinhoff (2)                                        32,491            32,491 (5)             32,491
Jeffrey and Denise Feldman (4)                                    5,001               492 (6)              5,001
John D. Lafoy (4)                                                 5,920                 0                  5,920
John C. Vance (4)                                                 3,125               625 (7)              2,500
Jonah Kupietzky (4)                                              10,003               984 (6)             10,003
Joseph M. and Doris Fitzgerald (4)                               70,271             6,912 (6)             57,136
Joseph F. Chiappetta (2)                                          6,800             6,800 (5)              6,800
Karen Calace (4) (14)                                            10,056               987 (6)             10,056
Kenneth W. Gurley (4)                                            14,570             4,950 (23)             9,620
Leonard Hefter (2)                                                6,800             6,800 (5)              6,800
Linda Calace (4) (15) (22)                                      159,380            15,677 (6)            129,589
Louis V. Bellucci (2)                                             6,800             6,800 (5)              6,800
M. Brent Stevens (2)                                              3,177             3,177 (5)              3,177
Marrianne Klekamp(4)                                              1,041               208 (7)                833
Mark Calace (4) (16)                                             11,076             1,091 (6)             11,076
Marvin Rosenberg (4)                                              4,002             1,501 (7)              2,501
Monness, Crespi, Hardt & Co., Inc (1)                            15,000            15,000 (5)             15,000
Paul Ochs                                                         4,800                 0                  4,800
Peter E. and Judy V. Ruel (2)                                     6,800             6,800 (5)              6,800
Philip M. Bell (4)                                                2,084               417 (7)              1,667
Rabiner Partners (4)                                              1,041               208 (7)                833
Raymond Travaglione(4)                                           56,800                 0                 56,800
Richard and Constance Pines (4)                                  10,003               984 (6)             10,003
Robert T. Colgan (2)                                              6,800             6,800 (5)              6,800
Ruth L. Conway (4)                                                6,252             1,251 (7)              5,001
Salem Realty, Inc. (4)                                            2,084               417 (7)              1,667
Sam Pate (4)                                                      9,620                 0                  9,620
Samuel W. Tuten & Vicky R. Tuten (4)                              1,041               208 (7)                833
Sharon Wahlke (4)                                                 1,041               208 (7)                833
Stacy Hart  (4)                                                  87,583                 0                 12,583
Stefani Nelson (2)                                                6,800             6,800 (5)              6,800
Steve Contardi (4)                                                  833                 0                    833
Steve H. Owings (4)                                               3,974                 0                  3,947
Susan W. Holmes 1951 Trust  (4)                                   2,084               417 (7)              1,667
U.S. Golf and Entertainment, Inc. (2)                            75,000                 0                 75,000
William Parks (4) (17)                                           19,440             1,912 (6)             19,440
William G. Reitzig (4) (18)                                      66,775            33,617 (6) (19)        36,775
Hampshire Securities Corporation (1)                             17,007            17,007 (5)             17,007
John H. Starr (2)                                                 7,761             7,761 (5)              7,761

(1)      An investment bank which has participated in underwritten public offerings of the Company's securities.
(2)      An employee of an investment bank which has participated in underwritten public offerings of the Company's securities.
(3)      A company, the assets of which have been acquired by the Company.
(4)      A stockholder of a company, the assets of which have been acquired by the Company.
(5)      Shares issuable upon the exercise of the Underwriters' Warrants.

(6)      Shares issuable upon the exercise of the Acquisition Warrants.
(7)      Shares issuable upon the exercise of options granted in connection with the acquisition of a golf center in Cincinnati, Ohio.
(8)      Does not include shares beneficially owned by Arthur Calace's wife,
           Linda Calace.
(9)      Director of Management Information Services for Family Golf Centers,
           Inc.
(10)     Regional Manager for Southeastern District of Family Golf Centers, Inc.
(11)     Includes 5,000 options granted under an employee stock option plan
(12)     Includes 2,000 shares of unrestricted Common Stock purchased in the open market.
(13)     Includes 4,400 shares of unrestricted Common Stock purchased in the open market.
(14)     Does not include shares beneficially owned by Karen Calace's husband,
           Mark Calace.
(15)     Does not include shares beneficially owned by Linda Calace's husband,
           Arthur Calace.
(16)     Does not include shares beneficially owned by Mark Calace's wife,
           Karen Calace.
(17)     Director of Operations of Lake Grove Family Golf Centers, Inc.
(18)     President and Chief Executive Officer of Lake Grove Family Golf
           Centers, Inc.
(19)     Includes 30,000 options granted under an employee stock option plan
(20)     Selling Security Holder's beneficial ownership of Common Stock is 1.3%
           of the Common Stock outstanding.
(21)     Includes the following numbers of Shares held in escrow for the following Selling Security Holders: Arthur J. Calace, Jr. -15,128; Carl Peyser - 500; Carol Durkin - 1,871; Dominick and Mary E. DeBari
           - 886; Edward J. Malek - 444; Estate of Roslyn Shervan - 886; Ronald
           G. Orloff Irrevocable Living Trust - 443; Janet Rudnick - 886; Jeffrey and Denise Feldman - 443; Jonah Kupietzky - 886; Joseph M. and Doris Fitzgerald - 6,223; Karen Calace - 886; Linda Calace - 14,114; Mark Calace - 985; Raymond Travaglione - 1,776; Richard and Constance Pines - 886; William Parks - 3,289; William G. Reitzig - 3,256.
(22)     Selling Security Holder's beneficial ownership of Common Stock is 1.3%
           of the Common Stock outstanding.
(23)     Options issued under an employee stock option plan.


                          DESCRIPTION OF CAPITAL STOCK

         A description of the Company's capital stock is contained in the Company's registration statement on Form 8-A, which is incorporated by reference herein. See "Incorporation of Certain Documents by Reference."

                              PLAN OF DISTRIBUTION

         The Shares offered by this Prospectus may be sold from time to time by the Selling Security Holders or by transferees thereof. No underwriting arrangements have been entered into by the Selling Security Holders. The distribution of the Shares by the Selling Security Holders may be effected in one or more transactions that may take place in the over-the-counter market, including ordinary broker's transactions, privately negotiated transactions, or through sales to one or more dealers for resale of such shares as principals, at prevailing market prices at the time of sale, prices related to prevailing market prices, or negotiated prices. Discounts and usual and customary or specifically negotiated brokerage fees or commissions may be paid by a Selling Security Holder in connection with sales of the Shares. To the extent required, the number of Shares to be sold, the name of the Selling Security Holder, the purchase price, the name of any agent or broker, and any applicable commissions, discounts or other compensation to such agents or brokers with respect to a particular offering will be set forth in a Prospectus Supplement.

         In order to comply with certain state securities laws, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the Shares may not be sold unless such Shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

         In connection with distributions of the Shares or otherwise, the Selling Security Holders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the Shares in the course of hedging the positions they assume with Selling Security Holders. The Selling Security Holders may also sell Shares short and redeliver the Shares to close out such short positions. The Selling Security Holders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the Shares registered hereunder, which the broker-dealer may resell or otherwise transfer pursuant to this Prospectus. The Selling Security Holders may also loan or pledge the Shares to a broker-dealer and the broker-dealer may sell the Shares so loaned, or upon a default, the broker-dealer may effect sales of the pledged Shares pursuant to this Prospectus.

         Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Shares may not simultaneously engage in market-making activities with respect to such Shares for a period of one or five business days prior to the commencement of such distribution. In addition to, and without limiting, the foregoing, each of the Selling Security Holders and any other person participating in a distribution will be subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of any of the Shares by the Selling Security Holders or any such other person. All of the foregoing may affect the marketability of the Shares.

         Pursuant to the Warrants and certain registration rights agreements, the Company will pay all the fees and expenses incident to the registration of the Shares (other than discounts and commissions, if any, and the Selling Security Holders' counsel fees and expenses, if any).

         In addition, the Company has agreed to indemnify the Selling Security Holders against certain liabilities, including liabilities under the Securities Act. In addition, each Selling Security Holder has agreed to indemnify the Company against certain liabilities, including liabilities under the Securities Act. Such agreements also provide for rights of contribution if such indemnification is not available.

         The Selling Security Holders, and any broker-dealers or agents through whom the Shares are sold, may be deemed "underwriters" within the meaning of the Securities Act with respect to securities offered by them, and any profits realized or commissions received by them may be deemed underwriting compensation.

     LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company's Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for (i) any breach of their duty of loyalty to the company or its stockholders,
(ii) acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (iii) unlawful payment of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or (iv) any transaction from which the director derived an improper personal benefit.

         The Company's Certificate of Incorporation provides that the Company shall indemnify its officers, directors, employees and other agents to the fullest extent permitted by Delaware law.

         The Company maintains a policy of insurance under which the directors and officers of the Company are insured, subject to the limits of the policy, against certain losses arising from claims made against such directors and officers by reason of any acts or omissions covered under such policy in their respective capacities as directors or officers, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


                                 LEGAL MATTERS

         The validity of the Shares has been passed upon for the Company by Squadron, Ellenoff, Plesent & Sheinfeld, LLP, 551 Fifth Avenue, New York, New York 10176. Kenneth R. Koch, Esq. a partner of Squadron, Ellenoff, Plesent & Sheinfeld, LLP, holds options to purchase shares of the Company's Common Stock.

                                    EXPERTS

         The consolidated financial statements of the Company as at December 31, 1996 and December 31, 1995 and for each of the years in the three year period ended December 31, 1996, incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 have been so incorporated in reliance on the report of Richard A. Eisner & Company, LLP, independent auditors, given upon the authority of said firm as experts in accounting and auditing. The audited financial statements of Carolina Capital Ventures, Ltd. as of December 31, 1996, incorporated herein by reference to the Company's Current Report on Form 8-K dated July 25, 1997, as amended, have been so incorporated in reliance on the report of Goldberg & Davis, CPA's, independent auditors, given upon the authority of said firm as experts in accounting and auditing. The audited financial statements of Divot City, L.P. as of December 31, 1996, incorporated herein by reference to the Company's Current Report on Form 8-K dated July 25, 1997, as amended, have been so incorporated in reliance on the report of Ireland San Filippo, LLP, independent auditors, given upon the authority of said firm as experts in accounting and auditing. The audited financial statements of Darlington Driving Range as of December 31, 1996, incorporated herein by reference to the Company's Current Report on Form 8-K dated July 25, 1997, as amended, have been so incorporated in reliance on the report of Weil & Company LLP, independent auditors, given upon the authority of said firm as experts in accounting and auditing. The audited financial statements of Randall's Island Practice Center as of December 31, 1996, incorporated herein by reference to the Company's Current Report on Form 8-K dated July 25, 1997, as amended, have been so incorporated in reliance on the report of Weil & Company LLP, independent auditors, given upon the authority of said firm as experts in accounting and auditing. The audited financial statements of Green Oaks Golf Practice Center, Inc. as of December 31, 1996, incorporated herein by reference to the Company's Current Report on Form 8-K dated July 25, 1997, as amended, have been so incorporated in reliance on the report of Gerard McEvoy, CPA, independent auditors, given upon the authority of said firm as experts in accounting and auditing. The audited financial statements of San Bruno Practice Center as of December 31, 1996, incorporated herein by reference to the Company's Current Report on Form 8-K dated July 25, 1997, as amended, have been so incorporated in reliance on the report of Weil & Company LLP, independent auditors, given upon the authority of said firm as experts in accounting and auditing. The audited financial statements of Pinley Enterprises Ltd. as of December 31, 1996, incorporated herein by reference to the Company's Current Report on Form 8-K dated July 25, 1997, as amended, have been so incorporated in reliance on the report of Hirschhorn, Fry & Associates, independent auditors, given upon the authority of said firm as experts in accounting and auditing. The audited financial statements of Southampton Family Golf Center, Inc. as of December 31, 1996, incorporated herein by reference to the Company's Current Report on Form 8-K dated July 25, 1997, as amended, have been so incorporated in reliance on the report of Hirschhorn, Fry & Associates, independent auditors, given upon the authority of said firm as experts in accounting and auditing. The audited financial statements of Palm Royale Country Club Operations as of December 31, 1996, incorporated herein by reference to the Company's Current Report on Form 8-K dated July 25, 1997, as amended, have been so incorporated in reliance on the report of Maryanov Madsen Gordon & Campbell, CPA's, independent auditors, given upon the authority of said firm as experts in accounting and auditing. The audited financial statements of Leisure Complexes, Inc. as of December 31, 1996, incorporated herein by reference to the Company's Current Report on Form 8-K dated July 25, 1997, as amended, have been so incorporated in reliance on the report of Feldman, Gutterman, Meinberg and Company, CPA's, independent auditors, given upon the authority of said firm as experts in accounting and auditing.

===============================================================         ====================================================
No dealer, salesman, or any other person has been authorized
to give any information or to make any representation not                                 1,163,237 SHARES
contained in this Prospectus in connection with the offering made hereby, and, if given or made, such information or
representation must not be relied upon as having been
authorized by the Company. This Prospectus does not                                      _________________
constitute an offer to sell, or a solicitation of an offer to buy, any of the securities offered hereby in any jurisdiction to any
person to whom it is unlawful to make such an offer or                                      FAMILY GOLF
solicitation in such jurisdiction. Neither the delivery of this                            CENTERS, INC.
Prospectus nor any sale made hereunder shall under any
circumstances create any implication that there has been no
change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the dates as of which such information is
furnished.



                     --------------------
                                                                                            COMMON STOCK
                       TABLE OF CONTENTS



                                                           Page

Available Information.........................................2
Incorporation of Certain Documents by Reference...............2
Special Note Regarding Forward Looking Statements.............3                          _________________
The Company...................................................4
Risk Factors..................................................5                              PROSPECTUS
Use of Proceeds...............................................9
Selling Security Holders.....................................10                          _________________
Description of Capital Stock.................................12
Plan of Distribution.........................................12
Limitation of Liability and Indemnification of Directors
     and Officers............................................13
Legal Matters................................................13
Experts......................................................14




                                                                                         NOVEMBER 20, 1997
===============================================================         ====================================================

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following is an itemization of all expenses (subject to future contingencies) incurred or expected to be incurred by the Company in connection with the issuance and distribution of the securities being offered hereby (items marked with an asterisk (*) represent estimated expenses):


         SEC Registration Fee ....................................  9,671.61
         Legal Fees and Expenses.................................. 15,000.00
         Accounting Fees and Expenses.............................  5,000.00
         Transfer Agent and Registrar Fees........................  1,000.00
         Miscellaneous............................................ 19,328.39
         Total.................................................... 50,000.00

* Estimate

ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

         Delaware General Corporation Law, Section 102(b)(7), enables a corporation in its original certificate of incorporation, or an amendment thereto validly approved by stockholders, to eliminate or limit personal liability of members of its Board of Directors for violations of a director's fiduciary duty of care. However, the elimination or limitation shall not apply where there has been a breach of the duty of loyalty, failure to act in good faith, intentional misconduct or a knowing violation of a law, the payment of a dividend or approval of a stock repurchase which is deemed illegal or an improper personal benefit is obtained. The Company's Certificate of Incorporation includes the following language:

         No director of the Corporation shall be liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, provided that this provision does not eliminate the liability of the director (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of Title 8 of the Delaware Code, or (iv) for any transaction from which the director derived an improper personal benefit.

         Article Eighth of the Certificate of Incorporation of the Company permits indemnification of, and advancement of expenses to, among others, officers and directors of the Corporation. Such Article provides as follows:

         "(a) Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a director, officer, employee, or agent of the Corporation or any of its direct or indirect subsidiaries or is or was serving at the request of the Corporation as a director, officer, employee, or agent of any other corporation of a partnership, joint venture, trust, or other enterprise, including service with respect to an employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee, or agent or in any other capacity while serving as a director, officer, employee, or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than permitted prior thereto), against all expense, liability, and loss (including attorneys' fees, judgments, fines, excise or other taxes assessed with respect to an employee benefit plan, penalties, and amounts paid in settlement) reasonable incurred or suffered by such indemnitee in connection therewith, and such indemnification shall continue as to an indemnitee who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the indemnitee's heirs, executors, and administrators; provided, however, that, except as provided in paragraph (c) of this Article Eighth with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify and such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

         (b) The right to indemnification conferred in paragraph (a) of this Article Eighth shall include the right to be paid by the Corporation the expenses incurred in defending any proceeding for which such right to indemnification is applicable in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is not further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Article Eighth or otherwise.

         (c) The rights to indemnification and to the advancement of expenses conferred in paragraphs (a) and (b) of this Article Eighth shall be contract rights. If a claim under paragraph (a) or (b) of this Article Eighth is not paid in full by the Corporation within sixty days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expenses of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by an indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, the indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law, and (ii) any suit by the Corporation to recover an advancement of expense pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article Eighth or otherwise, shall be on the Corporation.

         (d) The rights to indemnification and to the advancement of expenses conferred in this Article Eighth shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, this certificate of incorporation, by-law, agreement, vote of stockholders or disinterested directors, or otherwise.

         (e) The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee, or agent of the Corporation or another corporation, partnership, joint venture, trust, or other enterprise against any expense, liability, or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability, or loss under the Delaware General Corporation Law.

         (f) The Corporation's obligation, if any, to indemnify any person who was or is serving as a director, officer, employee, or agent of any direct or indirect subsidiary of the Corporation or, at the request of the Corporation, of any other corporation or of a partnership, joint venture, trust, or other enterprise shall be reduced by an amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust or other enterprise.

         (g) Any repeal or modification of the foregoing provisions of this Article Eighth shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification."

         The Company maintains a policy of insurance under which the directors and officers of the Company are insured, subject to the limits of the policy, against certain losses arising from claims made against such directors and officers by reason of any acts or omissions covered under such policy in their respect capacities as directors and officers.

ITEM 16.  EXHIBITS


     (a)         The following exhibits are filed herewith:

     *3.1        Certificate of Incorporation, as amended.

    **3.2        Amended and Restated Bylaws.

      4.1        Form of Acquisition Warrant

   ***4.2        Form of Underwriters' Warrant

  ****4.3 Registration Rights Agreement, dated as of July 25, 1997, by and between Family Golf Centers, Inc., Arthur J. Calace, Jr., as stockholder representative and certain Selling
                 Stockholders.

  *****4.4 Registration Rights Agreement, dated as of July 29, 1997, by and between Family Golf Centers, Inc. and Active Sports
                 Marketing, LLC.

 ******4.5       Registration Rights Agreement, dated as of June 30, 1997, by and between Family Golf Centers, Inc. and Carver Golf
                 Enterprises, Inc.

       5.1       Opinion of Squadron, Ellenoff, Plesent & Sheinfeld, LLP.

      23.1       Consent of Richard A. Eisner & Company, LLP.

      23.2       Consent of Goldberg & Davis, CPA's

      23.3       Consent of Weil & Company, LLP

      23.4       Consent of Gerard McEvoy

      23.5       Consent of Hirschorn Fry & Associates

      23.6       Consent of Maryanov Madsen Gordon & Campbell

      23.7       Consent of Ireland San Filippo, LLP

      23.8       Consent of Feldman, Gutterman, Meinberg and Company

      23.9       Consent of Squadron, Ellenoff, Plesent & Sheinfeld, LLP
                 (contained in Opinion filed as Exhibit 5.1)


----------
* Incorporated by reference to exhibit 3.1 filed in Amendment No. 1 to the Company's Registration Statement on Form SB-2 filed on June 12, 1996 (Registration No. 333-4541).

** Incorporated by reference to exhibit 3.2 to the Company's Registration Statement on Form SB-2 filed on May 24, 1996 (Registration Statement No. 333-4541).

*** Incorporated by reference to exhibit 3.2 to the Company's Registration Statement on Form SB-2 filed on October 3, 1995 (Registration Statement No. 33-97686).

**** Incorporated by reference to Exhibit 3 to the Company's Current Report on Form 8-K dated July 25, 1997.

***** Incorporated by reference to Exhibit 10 to the Company's Current Report on Form 8-K dated July 25, 1997.

****** Incorporated by reference to Exhibit 15 to the Company's Current Report on Form 8-K dated July 25, 1997.


ITEM 17.  UNDERTAKINGS

(a)       The undersigned Registrant hereby undertakes:

         (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) That, for purposes of determining any lability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer, or controlling person of Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Registration Statement on Form S-3 ("Registration Statement") and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Melville, State of New York on November 20, 1997.

                           FAMILY GOLF CENTERS, INC.



                        By: /s/ Krishnan P. Thampi
                           -------------------------------------
                                Krishnan P. Thampi
                                Chief Financial Officer, Chief Operating
                                Officer and Director (Principal Financial
                                and Accounting Officer)


                         POWER OF ATTORNEY

                  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dominic Chang and Krishnan P. Thampi, or any one of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign and file (i) any and all pre- or post-effective amendments to this Registration Statement, and other documents in connection therewith, and (ii) a Registration Statement, and any and all amendments thereto, relating to the offering covered hereby filed pursuant to Rule 462(b) under the Securities Act of 1933, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

                  In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.


              Signature                                Title                                   Date
              ---------                                -----                                   ----

       /s/ Dominic Change                 Chairman of the Board, President              November 20, 1997
       -----------------------              and Chief Executive Officer
            Dominic Chang                   (Principal Executive Officer)

      /s/ Krishnan P. Thampi               Chief Financial Officer, Chief               November 20, 1997
      --------------------------           Operating Officer and Director
          Krishnan P. Thampi                  (Principal Financial and
                                                 Accounting Officer)

      /s/ James Ganley                                Director                          November 20, 1997
      -------------------------
             James Ganley

      /s/ Jimmy C.M. Hsu                              Director                          November 20, 1997
      -------------------------
            Jimmy C.M. Hsu

      /s/ Yupin Wang                                  Director                          November 20, 1997
      --------------------------
              Yupin Wang


                               Index to Exhibits


                                                                                        Page In
                                                                                        Sequential
                                                                                        Numbering
Exhibit No.       Exhibit                                                               System
----------        -------                                                               -----------

      *3.1              Certificate of Incorporation, as amended.

     **3.2              Amended and Restated Bylaws.

       4.1              Form of Acquisition Warrant

    ***4.2              Form of Underwriters' Warrant

   ****4.3              Registration Rights Agreement, dated as of July 25, 1997, by and between Family Golf Centers, Inc., Arthur J. Calace, Jr., as stockholder representative and certain Selling
                        Stockholders.

  *****4.4              Registration Rights Agreement, dated as of July 29, 1997, by and between Family Golf Centers, Inc. and Active Sports Marketing, LLC.

 ******4.5              Registration Rights Agreement, dated as of June 30, 1997, by and between Family Golf Centers, Inc. and Carver Golf Enterprises, Inc.

       5.1              Opinion of Squadron, Ellenoff, Plesent & Sheinfeld, LLP.

      23.1              Consent of Richard A. Eisner & Company, LLP.

      23.2              Consent of Goldberg & Davis, CPA's

      23.3              Consent of Weil & Company, LLP

      23.4              Consent of Gerard McEvoy

      23.5              Consent of Hirschorn Fry & Associates

      23.6              Consent of Maryanov Madsen Gordon & Campbell

      23.7              Consent of Ireland San Filippo, LLP

      23.8              Consent of Feldman, Gutterman, Meinberg and Company

      23.9              Consent of Squadron, Ellenoff, Plesent & Sheinfeld, LLP
                        (contained in Opinion filed as Exhibit 5.1)

----------
* Incorporated by reference to exhibit 3.1 filed in Amendment No. 1 to the Company's Registration Statement on Form SB-2 filed on June 12, 1996 (Registration No. 333-4541).

** Incorporated by reference to exhibit 3.2 to the Company's Registration Statement on Form SB-2 filed on May 24, 1996 (Registration
         Statement No. 333-4541).

*** Incorporated by reference to exhibit 3.2 to the Company's Registration Statement on Form SB-2 filed on October 3, 1995 (Registration Statement No. 33-97686).

**** Incorporated by reference to Exhibit 3 to the Company's Current Report on Form 8-K dated July 25, 1997.

***** Incorporated by reference to Exhibit 10 to the Company's Current Report on Form 8-K dated July 25, 1997.

****** Incorporated by reference to Exhibit 15 to the Company's Current Report on Form 8-K dated July 25, 1997.